

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NO ACT
PE 10-4-07



07081743

November 21, 2007



RECD S.E.C.
NOV 2 2007
1086

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/21/2007

Re: Occidental Petroleum Corporation
Incoming letter dated October 4, 2007

Dear Ms. Peterson:

This is in response to your letter dated October 4, 2007 concerning the shareholder proposal submitted to Occidental by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

PROCESSED
NOV 29 2007
THOMSON
FINANCIAL



OCCIDENTAL PETROLEUM CORPORATION

RECEIVED

2007 OCT 16 PM 4:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

October 4, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
OCT 05 2007
WASH. D.C.
161
SECTION

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Robert Morse, attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2008 Annual Meeting of Stockholders. The Proposal requests that the Board of Directors take action to limit remuneration of five highest-paid employees to $500,000 per year.

Occidental believes the proposal may be omitted under Rule 14a-8(f)(1) because Mr. Morse did not provide evidence of his eligibility to submit a proposal under within the 14-day deadline provided.

Subsection (b) of Rule 14a-8 provides that a stockholder who is not a record holder must provide proof of ownership of $2,000 in securities (or 1% of market value) for one year. Subsection (f) of Rule 14a-8 provides that, if a stockholder fails to follow one of the eligibility or procedural requirements in Rule 14a-8, the company may exclude the stockholder's proposal, but only after the company has notified the stockholder of the problem in writing within 14 calendar days of receipt of the proposal, and the stockholder has failed adequately to correct it. See *General Motors* (March 22, 2007).

Occidental received Mr. Morse's letter, dated August 30, 2007, on September 5, 2007. The cover letter accompanying Mr. Morse's proposal, which is attached hereto as Exhibit B, stated that TD Ameritrade held his stock in uncertificated form. Occidental informed Mr. Morse by letter, dated September 6, 2007 (attached hereto as Exhibit C), that we required proof of ownership such as a written statement from TD Ameritrade confirming his ownership of Occidental stock. The Company also informed him that, pursuant to subparagraphs (b) and (f) of

Rule 14a-8, his confirmation must be postmarked or transmitted electronically within fourteen days of receipt of the September 6 letter.

The September 6 letter was delivered by Federal Express to Mr. Morse on September 7, 2007. The confirmation of delivery is attached hereto as Exhibit D. The deadline for Mr. Morse to provide evidence of stock ownership was September 21, 2007. As of this date, the company has not received any communication from Mr. Morse.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Morse with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 20, 2008. Accordingly, we would appreciate receiving your response no later than March 13, 2008, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Robert Morse

Exhibit A

Rec'd 9/5/07

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of Occidental Petroleum Corp. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Robert D. Morse
Robert D. Morse


OCT 0 3 2007

Exhibit B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

August 30, 2007

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvd.
Los Angeles, CA 90024

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence to attend my wife's medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by TD Ameritrade.

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of the normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

Sincerely,
Robert D. Morse
Robert D. Morse

Mr. Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

SOUTH JERSEY NJ 080

01 SEP 2007 PM 3 T


James Stewart
USA

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvd.
Los Angeles, CA 90024

90024+4201

Exhibit C


OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com


SEC MAIL PROCESSING
RECEIVED
OCT 05 2007
WASH D.C.
161
SECTION

September 6, 2007

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Stockholder Proposal for 2008 Annual Meeting

Dear Mr. Morse:

I am writing to acknowledge receipt of your proposal for the 2008 Annual Meeting of the stockholders of Occidental Petroleum Corporation.

The cover letter forwarding the proposal indicates that you hold your stock in Occidental through TD Ameritrade. It has been over a year since you have submitted a proposal and Occidental has no way to verify that you continue to hold shares in your account with TD Ameritrade. Accordingly, pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934, please provide a written statement from TD Ameritrade as the record holder that you have held shares of Occidental Common Stock having at least $2000 in market value for at least one year. The statement must be postmarked or transmitted electronically no later than fourteen days of the date you receive this notification. If we do not receive the statement, we will seek to have your proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Linda S. Peterson

cc: C. Stavros
C. Pauli

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Exhibit D

Tracking number	791382258963	**Reference**	40491677
Signed for by	Signature release on file	**Destination**	Moorestown, NJ
Ship date	Sep 6, 2007	**Delivered to**	Residence
Delivery date	Sep 7, 2007 10:06 AM	**Service type**	Priority Envelope
		Weight	0.5 lbs.

Status Delivered

Signature image available No

Date/Time		Activity	Location	Details
Sep 7, 2007	10:06 AM	Delivered	Moorestown, NJ	Left at side door Package delivered to recipient address - release authorized
	8:55 AM	On FedEx vehicle for delivery	MOUNT LAUREL, NJ	
	8:08 AM	At local FedEx facility	MOUNT LAUREL, NJ	
	6:23 AM	At dest sort facility	PHILADELPHIA, PA	
	3:49 AM	Departed FedEx location	MEMPHIS, TN	
	1:19 AM	Arrived at FedEx location	MEMPHIS, TN	
Sep 6, 2007	6:24 PM	Left origin	MARINA DEL REY, CA	
	5:10 PM	Picked up	MARINA DEL REY, CA	
	12:27 PM	Package data transmitted to FedEx		

From: Origin ID: SMOA (310)443-6189
Linda Peterson
Occidental Petroleum Corp.
10889 Wilshire Blvd.

Los Angeles, CA 90024

FedEx. Express



Ship Date: 06SEP07
ActWgt: 1 LB
System#: 9425201/INET7061
Account#: S *********

Delivery Address Bar Code



SHIP TO: (856)235-1711 BILL SENDER

Robert D. Morse

212 Highland Ave.

Moorestown, NJ 080572717

Ref # 40491677
Invoice #
PO #
Dept #



TRK# 0201 7913 8225 8963

FRI - 07SEP A2
PRIORITY OVERNIGHT

XB-WWDA

PHL
NJ-US
08057



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Exhibit E


OXY
OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

October 4, 2007

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2008 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosures


SEC Mail Processing
RECEIVED
OCT 05 2007
Wash. D.C.
161
Section

2007 SEC No-Act. LEXIS 377

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(b)

March 22, 2007

[*1] General Motors Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that "remuneration to any of the top-five persons named in Management be limited to $ 500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of General Motors' request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Derek B. Swanson
Attorney-Adviser

INQUIRY-1: GM
General Motors Corporation
Legal Staff

MC 482-C23-D24
300 Renaissance [*2] **Center**
P.O. Box 300
Detroit, Michigan 48265-3000

Telephone
(313) 665-4927
Facsimile
(313) 665-4979

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on November 1, 2006 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. The proposal would limit total compensation to each of "the top five persons named in Management" to $ 500,000 per year, "plus any nominal perks".

General Motors intends to omit the proposal, as Mr. Morse did not provide evidence of his eligibility to submit a proposal under Rule 14a-8(b) within the 14-day deadline provided in subsection (f)(1) of Rule 14a-8.

The letter accompanying Mr. Morse's proposal stated that his stock was held in uncertificated form by TD Ameritrade and that he would request a letter from that entity if verification was required (Exhibit B). Accordingly, General Motors confirmed by letter dated November 2 (Exhibit C) that our [*3] stock transfer agent confirmed that he was not a stockholder of record and that we required evidence of his beneficial stock ownership. GM's letter described the types of evidence that would be acceptable and enclosed a copy of Rule 14a-8, noting that under subsection (f)(1) of the Rule he was required to send the evidence to GM within 14 days after receiving our letter.

GM's November 2 letter was delivered by Federal Express to Mr. Morse on November 3, 2006 (Exhibit D), so that the deadline for providing evidence of stock ownership was November 17. On November 29, GM received an envelope from Mr. Morse postmarked November 22, 2006 (Exhibit E), which contained a letter from TD Ameritrade dated November 15 regarding his stock ownership, with my name, address and fax number handwritten at the top, as well as handwritten notations "FAX ATTEMPT # 3" and "EXHIBIT" (Exhibit F). The envelope also contained a "Transmission Verification Report" dated November 21, 2006, which included a handwritten notation "3 TRIES" (Exhibit G).

We have concluded from this information that Mr. Morse attempted to fax the November 15 letter from TD Ameritrade to my office on November 21, but was unable [*4] to make a connection. Both the November 21 date of his attempt to send the letter by fax and the November 22 postmark on the envelope used to mail the letter are more 14 days after he received our request, on November 3. Subsection (f)(1) states that a company may exclude a proposal if a deficiency such as evidence of stock ownership is not remedied in a response postmarked or transmitted electronically no later than 14 days after the receipt of the company's notice of deficiency. GM therefore intends to exclude Mr. Morse's proposal.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

ATTACHMENT

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $ 2000,00 or more in General Motors Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited [*5] to $ 500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised [*6] and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors, a fine decision for shareowners!

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit!

Robert D. Morse

INQUIRY-2: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Request for deletion, February 5, 2007
General Motors Corporation

Ladies & Gentlemen:

General Motors received my proposal on November 01, 2007 and did contact me next day with information that my shares were not registered with their transfer agent. My submission by delayed fax showed 3 attempts to provide holdings information of 200 shares.

Since GM [*7] was furnished the phone number of Ameritrade at a free call 800 934 4448, they could just as easily called my broker as well as their agent for the required information. However, they chose to do it a more difficult way for me, requiring an interruption of my agent's normal business to comply. I have no right to tell them to rush one. Also, GM knows from prior proposal years that I did own stock.

I receive regular dividends, and GM must know where to send them. A call to Ameritrade would have been quicker than writing letters and sending by FedEx to me, as stated above. I do claim they did not use due diligence in finding the information themselves.

GM Corporation was furnished the information also in year 2005. This is an attitude of using unfair S.E.C. rules which defame legitimate traders in stock equities by denying use of monthly reports of purchases and succeeding reports still showing holdings of the stock. This is a recurring insult to their integrity and should be rescinded.

I am enclosing exhibit Page 15 of GM's Year 2006 proxy report, stating Stock Ownership Guidelines. Quote: "--the best way to reinforce the link between the executives' and stockholders' interests is [*8] for executives to own--common stock. This may be so, but only if purchased by themselves, rather than an excuse to award such.

Page 17 exhibit enclosed, states: Mr. Wagoner's "highly effective leadership" in establishing GM's "solid financial performance in cash generation, etc," yet the published information shows they lost millions of dollars. In spite of the "below target" results, Mr. Wagoner was awarded 400,000 in stock options, when none would have been the correct decision.

Here is a company that thinks small time in determining a proponent's holdings, yet big time in over-compensating management. I therefore ask that the SEC decide that my holdings have been consistent enough for inclusion of my proposal.

Sincerely,

Robert D. Morse

EXHIBIT PAGE 15

. The compensation structure is established to provide total compensation in the third quartile for superior performance. As a result, in years of strong performance, executives can earn highly competitive levels of compensation as compared to executives at comparator companies. General Motors will thus be able to attract, retain, and motivate the leadership talent it needs to maintain and grow its businesses successfully. [*9] Conversely, in years where performance falls below objectives, executives will receive compensation that is lower than competitive benchmarks.

Position	Minimum Aggregate Value Equivalent
Chairman and CEO	7 times base salary
Vice Chairmen	5 times base salary
Executive Vice Presidents	4 times base salary
Group Vice Presidents	3 times base salary
Vice Presidents and Operating Executives	2 times base salary

Compensation Deductibility Policy -- In 2002, GM stockholders approved an incentive compensation program effective until 2007, which includes provisions allowing the Corporation to comply with regulations under Section 162(m) of the IRC. As a result, the Corporation is able to take a tax deduction for performance-based compensation in excess of $ 1 million per taxable year paid to each of the Named Executive Officers. The IRC does not permit companies to take a tax deduction for salary paid in excess of $ 1 million. While the Corporation makes every effort to ensure that it will be able to deduct the compensation it pays, if compliance with Section 162(m) conflicts with the Corporation's compensation philosophy, or what is believed to be in the best interests [*10] of the Corporation and its stockholders, we may conclude that paying non-deductible compensation is more consistent with that philosophy and in the best interests of GM and its stockholders.

Types of Compensation -- In addition to retirement benefits, which are reviewed in the tables following this report, there are three major components of an executive's total compensation package:

. Base Salary

. Annual Incentives

. Long-Term Incentives

In determining the proper amount for each compensation component, we review the compensation paid for similar positions at other large corporations with which GM competes for executive talent and relative internal equity within our executive pay structure. Because the job market for these executives is not limited to the auto industry alone, a group consisting of 28 significant, global industrial/service corporations has been identified as our "comparator group." Each year we carefully review the composition of the comparator group and review the compensation paid at these companies, as well as their corporate performance, and other factors in determining the appropriate performance measures and compensation levels for our executives. [*11]

Base Salary- - When establishing base salaries for GM executives, consideration is given to compensation data for similar positions at our comparator group of companies. In addition, other factors such as individual performance, potential for future advancement, specific job responsibilities, relative internal equity within our executive pay structure, and length of time in their current position will influence the final determination for individual executives.

Annual Incentives -- For the 2004 performance year, annual incentives for all executive officers were earned under the General Motors 2002 Annual Incentive Plan that was approved by the stockholders at the 2002 annual meeting. All executives are eligible to be considered for annual incentive awards.

EXHIBIT PAGE 17

For the 2002-2004 period, GM's TSR results were below the threshold level established for payout of the long-term incentive plan, and therefore, no awards were paid. **Awards to Chief Executive Officer**

In determining Mr. Wagoner's compensation for 2004, the Committee considered a number of important factors, particularly his continued highly effective leadership in establishing GM's solid financial performance in cash [*12] generation and cost reduction despite tough pricing conditions and intense competition. Impressive results were achieved in a number of key areas, including solid improvement in business operations, quality, productivity, new vehicle launches, and growth in key developing markets such as China. GMAC results were once again at record levels and GM Asia Pacific continued to deliver very impressive results. GM's Latin America, Africa, and Middle East region saw a return to profitability, but GM Europe and GM North America underperformed objectives. Although market share improved in three of the automotive regions, it was below-target in the U.S. The Committee therefore, determined Mr. Wagoner's compensation as follows:

Base Salary -- Mr. Wagoner's salary remained unchanged during 2004.

Annual Incentives -- Results in relation to the established corporate and regional performance targets for net income, operating cash flow, market share, quality, and other metrics that were established to encourage continuous improvement from prior-year levels were above threshold but below the target level. Therefore the final award for Mr. Wagoner was set below the target level.

Stock Options [*13] -- As part of the Corporation's continuing compensation review process, the Committee reviewed the size and expected value of the options granted to Mr. Wagoner in comparison with option grants to CEOs of our comparator group of companies and to executives internally. After consideration of the number of options previously granted to Mr. Wagoner and in keeping with the Committee's strategy to reduce dilution levels, the Committee set his 2004 stock option grant at 400,000 shares of Common Stock.

Other Long-Term Incentives-- The Long-Term Incentive Plan target grants cover the three-year period 2004-2006 and are disclosed on page 21. Because the relative, cumulative TSR for the 2002-2004 performance period was below threshold as described above, no award was paid.

During 2004 the Committee met with the Board of Directors in executive session to review the Corporation's performance and the performance of Mr. Wagoner and other members of senior management. The Board concurred with our decisions.

EXECUTIVE COMPENSATION COMMITTEE

John H. Bryan, Chair

George M.C. Fisher

Karen Katen

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsDirectors & OfficersScope of AuthorityGeneral OverviewBusiness & Corporate LawCorporationsFinanceGeneral OverviewBusiness & Corporate LawCorporationsShareholdersMeetings & Voting-Voting SharesDirector Elections & Removals

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 21, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Occidental Petroleum Corporation
Incoming letter dated October 4, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Occidental's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel

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